ATCO
GROUP

Corporate Office

04030119

Telephone: (403) 292-7909
Telefax: (403) 292-7623
e-mail: leslie.lawson@atco.com

May 5, 2004

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

SUPPL

SEC MAIL PROCESSING RECEIVED MAY 1 2 2004 WASH. D.C. 181 SECTION

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed May 5, 2004 for symbol ACO.X
- Corporation's Form 1, filed May 5, 2004 for symbol ACO.Y
- Corporation's Form 1, filed May 5, 2004 for symbol ACO.PR.A

PROCESS
MAY 14 20
THOMSON
FINANCIAL

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

L Lawson

Leslie Lawson
Corporate Secretarial Administrator

dlw 5/14

Encl.

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.X
Reporting Period:	04/01/2004 - 04/30/2004

Summary

Issued & Outstanding Opening Balance :	26,298,881	As at :	04/01/2004

Effect on Issued & Outstanding Securities

Employee Stock Option Plan	400
Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	26,299,281

Employee Stock Option Plan

Stock Options Outstanding Opening Balance:	1,192,600	As at :	04/01/2004

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
04/30/2004	N		400		
Totals		0	400	0	0

Stock Options Outstanding Closing Balance:	1,192,200	As at :	04/30/2004

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Ann Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	05/05/2004 11:14:39
Last Updated:	05/05/2004 11:11:07

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.Y
Reporting Period:	04/01/2004 - 04/30/2004

Summary

Issued & Outstanding Opening Balance :	3,506,801	As at :	04/01/2004
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	3,506,801		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Ann Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	05/05/2004 11:18:56
Last Updated:	05/05/2004 11:15:09

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.PR.A
Reporting Period:	04/01/2004 - 04/30/2004

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	04/01/2004

Effect on Issued & Outstanding Securities

Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	6,000,000

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Ann Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	05/05/2004 11:19:38
Last Updated:	05/05/2004 11:19:32